UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
 REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-14103
NB Capital Corporation
(Exact name of registrant as specified in its charter)

 155 W. 55 St., 31st Floor, New York, New York 10019
(866) 517-5455
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Depositary Shares (Each representing 1/40th of a share of 8.35% Noncumulative Exchangeable
Preferred Stock, Series A, par value $0.01 per share)

8.35% Noncumulative Exchangeable Preferred Stock, Series A, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date:

Common Stock: 1
Adjustable Rate Cumulative Senior Preferred Stock, $0.01 par value: 110

Pursuant to the requirements of the Securities Exchange Act of 1934, NB Capital Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NB CAPITAL CORPORATION

Date: October 16, 2008	By:	/s/ Jean Dagenais
Jean Dagenais Chief Financial Officer